February 7, 2007

Mail Stop 4561

Charles R. Poole
President and Chief Executive Officer
GlobalSCAPE, Inc.
6000 Northwest Parkway, Suite 300
San Antonio, TX 78249

      RE: GlobalSCAPE, Inc.
              Amendment number 1 to a Registration Statement on Form S-1
              Filed January 29, 2007
              File number 333-139401

              Form 10-Q/A for September 30, 2006
              Filed January 29, 2007
              File number 0-30617

Dear Mr. Poole:

We have reviewed your amended filings and have the following comment in their regard.

Form S-1
Executive Compensation, page 51

1. Please note that the Commission recently revised disclosure requirements regarding compensation and related persons disclosure and other matters in Release No. 33-8732A. Please update your disclosure accordingly. Please see Interpretation J.8B of our July 1997 Manual of Publicly Available Telephone Interpretations and Question 7 of our Executive Compensation and Related Person Disclosure Transition Questions and Answers.

Form 10-Q/A for the Quarterly Period Ended September 30, 2006
Item 4. Controls and Procedures

2. We note the disclosure that you developed a "new procedure" in mid-April and implemented the procedure in late April 2006 after its approval by GlobalSCAPE's independent auditors. We also note that the testing of this "new procedure" is ongoing. With a view towards disclosure and in light of the fact that the testing for the above referenced "new procedure" is "ongoing," please tell

us how your principal executive officers and principal financial officers were able to conclude that your disclosure controls and procedures were effective for this quarter and for the quarterly period ended June 30, 2006. In this regard, if the testing is not complete, how was your principal executive officer and principal financial officer able to conclude that the matter resulting in its earlier conclusion that the company's disclosure controls and procedures were not effective has been remediated. Alternatively, if the testing of the "new procedure" has been completed, please revise your disclosure.

3. Although you properly refer to Rules 13a-15(e) and 15d-15(e) for the definition of disclosure controls and procedures, we note that your principal executive officer and principal financial officer "concluded that the disclosure controls and procedures . . . were effective and designed to ensure that material information relating to GlobalSCAPE and [y]our consolidated subsidiaries which is required to be included in [y]our periodic Securities and Exchange Commission filings would be made known to them by others within those entities." In this regard, your disclosure suggests that the definition of disclosure controls and procedures that was applied by your principal executive officer and principal financial officer was different than the definition set forth by paragraph (e) of Rules 13a-15 and 15d-15. Accordingly, tell us whether GlobalSCAPE's disclosure controls and procedures were effective as defined specifically by paragraph (e) of Rules 13a-15 and 15d-15 as of the end of the period covered by your Form 10-Q for the quarterly period ended September 30, 2006 and confirm that GlobalSCAPE will evaluate its disclosure pursuant to the definition of disclosure controls and procedures in all future applicable reports.

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Please contact Hugh Fuller at (202) 551- 3853, Jeffrey Werbitt, the Senior Attorney, at (202) 551- 3456, or me at (202) 551- 3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Steven Jacobs
      Jackson Walker LLP
      112 East Pecan Street, Suite 100
      San Antonio, TX 78205
      Facsimile no. (210) 978-7790